Natasha Gatto Work History

Vice President and CFO
The Clement Street Brewpub, LLC
2017 – Present

CFO
Barrel Head Brewhouse
Sister location to The Clement Street Brewpub, LLC. San Francisco brewpub specializing in unique beer and innovative pub fare.
2013 – Present

Solstace
Manager
Solstice was a neighborhood bar and restaurant offering the very best in quality crafted cocktails, eclectic wines, and a seasonally inspired menu that is sure to tantalize any palate.
2009 - 2013

Masters in Chemistry, UC Davis